Exhibit 99.1

Theratechnologies Resumes Distribution of EGRIFTA SV®

MONTREAL, February 13, 2025 (GLOBE NEWSWIRE) — Theratechnologies Inc. (“Theratechnologies” or the “Company”) (TSX: TH) (NASDAQ: THTX), a specialty biopharmaceutical company focused on the commercialization of innovative therapies that have the potential to redefine standards of care, today announced that it has resumed distribution of EGRIFTA SV® (tesamorelin for injection), following correspondence from the U.S. Food and Drug Administration (FDA) that allows the Company to release two recently manufactured batches of EGRIFTA SV®. The product is ready for immediate shipment to network pharmacies.

“We remain committed to providing EGRIFTA SV® to people with HIV and we truly appreciate the FDA’s collaboration to get the treatment back to the patients who rely on it,” said Christian Marsolais, PhD, Senior Vice President and Chief Medical Officer at Theratechnologies.

Review of the Company’s Prior Approval Supplement by the FDA is ongoing with an action goal date of April 18, 2025.

EGRIFTA SV® is distributed in the United States only.

About Theratechnologies

Theratechnologies (TSX: TH) (NASDAQ: THTX) is a specialty biopharmaceutical company focused on the commercialization of innovative therapies that have the potential to redefine standards of care. Further information about Theratechnologies is available on the Company’s website at www.theratech.com, on SEDAR+ at www.sedarplus.ca and on EDGAR at www.sec.gov. Follow Theratechnologies on Linkedin and X.

Forward-Looking Information

This press release contains forward-looking statements and forward-looking information (collectively, the “Forward-Looking Statements”) within the meaning of applicable securities laws, that are based on management’s beliefs and assumptions and on information currently available to it. You can identify forward-looking statements by terms such as “may”, “will”, “should”, “could”, “promising”, “would”, “outlook”, “believe”, “plan”, “envisage”, “anticipate”, “expect” and “estimate”, or the negatives of these terms, or variations of them.

The Forward-Looking Statements contained in this press release include, but are not limited to, statements regarding: (i) the review of the Prior Approval Supplement (PAS) within the timelines announced herein; and (ii) the provision of EGRIFTA SV® to people with HIV. Although the Forward-Looking Statements contained in this press release are based upon what the Company believes are reasonable assumptions in light of the information currently available, investors are cautioned against placing undue reliance on these statements since actual results may vary from the Forward-Looking Statements contained in this press release. Certain assumptions made in preparing the Forward-Looking Statements include that: (i) the PAS will be approved by the FDA;

(ii) the review of the PAS will be completed within the timelines disclosed herein; (iii) current market demand for EGRIFTA SV® has not been adversely impacted by the drug shortage; and (iv) the Company’s third party manufacturer will be able to continue the manufacture of EGRIFTA SV® to meet patients demand . Forward-Looking Statements assumptions are subject to a number of risks and uncertainties, many of which are beyond the Company’s control, that could cause actual results to differ materially from those that are disclosed in or implied by such Forward-Looking Statements. These risks and uncertainties include, but are not limited to: (i) FDA’s review of the PAS not being completed by April 18, 2025; (ii) non-approval of the PAS; (iii) issuance of questions as part of the PAS review by the FDA resulting in delays in completing the PAS review and resulting in delays beyond April 18, 2025, to release additional batches of EGRIFTA SV®, if need be; (iv) issuance of a complete response letter following the filing of the PAS as a result of the manufacturing site being classified as Official Action Indicated preventing the Company from releasing additional batches of EGRIFTA SV®, unless new authorizations similar to the one announced herein are obtained from the FDA; and (v) a decrease in demand for EGRIFTA SV® due to the recent shortage adversely impacting the resumption of the commercialization of EGRIFTA SV®;. The Company refers current and potential investors to the “Risk Factors” section of the Company’s Form 20-F dated February 21, 2024 available on SEDAR+ at www.sedarplus.ca and on EDGAR at www.sec.gov under Theratechnologies’ public filings. The reader is cautioned to consider these and other risks and uncertainties carefully and not to put undue reliance on forward-looking statements. Forward-Looking Statements reflect current expectations regarding future events and speak only as of the date of this press release and represent the Company’s expectations as of that date.

The Company undertakes no obligation to update or revise the information contained in this press release, whether as a result of new information, future events or circumstances or otherwise, except as may be required by applicable law.

Contacts:

Media inquiries:

Julie Schneiderman

Senior Director, Communications & Corporate Affairs

communications@theratech.com

1-514-336-7800

Investor inquiries:

Joanne Choi

Senior Director, Investor Relations

jchoi@theratech.com

1-551-261-0401